EXHIBIT 12.1

CASH AMERICA INTERNATIONAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the years ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$43,044	$(8,346)	$43,985	$81,370	$141,166
Equity in loss of unconsolidated subsidiary	—	—	136	295	104
Fixed charges per below	36,708	50,288	61,876	50,634	46,320
Amortization of capitalized interest	396	396	396	396	198
Less: Capitalized interest	—	—	—	—	(558)
Total earnings	$80,148	$42,338	$106,393	$132,695	$187,230

Fixed charges:
Interest expense	$14,457	$26,520	$36,319	$29,134	$25,528
Amortization of debt discount and issuance costs	2,009	3,173	6,206	3,811	3,566
Portion of rent expense representative of interest	20,242	20,595	19,351	17,689	16,668
Capitalized interest	—	—	—	—	558
Total fixed charges	$36,708	$50,288	$61,876	$50,634	$46,320

Ratio of earnings to fixed charges (1)	2.2 x	0.8 x	1.7 x	2.6 x	4.0 x

(1)  For purposes of computing these ratios, “earnings” represent income from continuing operations before noncontrolling interest and income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, including capitalized interest, amortization of debt discount and issuance costs and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges also include interest expense related to uncertain tax positions.